

Jamie Nocher · 3rd

Sales Specialist at Real Diagnostics

Reisterstown, Maryland, United States · Contact info

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Real Diagnostics

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Real Diagnostics is now prepared to manage your large scale, RT-PCR COVID-19 testing protocol. We are committed to serving and protecting you and your employees.

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Sales Specialist
Real Diagnostics
Mar 2019 - Present · 4 yrs

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World Health Organization
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Real Diagnostics
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